Pricing Supplement dated November 25, 2009
          to the Product Prospectus Supplement dated February 25, 2009, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]               $17,750,000

                           Royal Bank of Canada
                           Senior Global Medium-Term Notes, Series C

                           Redeemable Leveraged Steepener Notes, Due November 30, 2029



     Royal Bank of Canada is offering the notes described below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated February 25, 2009 describe terms that will apply generally to the notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.

The notes may not be appropriate for every investor. The notes are subject to the risks set forth under the heading "Additional Risks Specific to Your Notes" in the product prospectus supplement beginning on page PS-1. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

Issuer:                 Royal Bank of Canada ("Royal Bank").

Underwriter:            RBC Capital Markets Corporation

Principal Amount:       $17,750,000

Maturity Date:          November 30, 2029

Interest Rate:          Year 1:    9.00%

                        Years 2-20: 4 times the difference between the high-side reference rate and the low-side reference rate; reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 am New York time, 5 Business Days prior to the beginning of each interest Period, provided, the interest rate can never be less than 0.00% or greater than 10.00%. The Interest Rate on the notes will be payable in arrears on each Interest Payment Date.

High-Side Reference     10 Year CMS Rate
Rate:

Low-Side Reference      2 Year CMS Rate
Rate

Reference Rate          Satisfied if the high-side reference rate is greater
Range:                  than the low-side reference rate.

Spread:                 Not applicable.

Type of Note:           Your notes contain features of a fixed rate note (for
                        the first year). Your notes are called a "Leveraged
                        Steepener Note" because, from the beginning of year 2 until the Maturity Date or the date of redemption, as the case may be, your note bears a variable rate of interest at a "leveraged," or multiplied, rate, which may be subject to a maximum interest rate, if the high-side reference rate is greater than the low-side reference rate. If the high-side reference rate is equal to or less than the low-side reference rate, interest will accrue at a rate of 0.00% for that interest payment period. FOR EVERY INTEREST PAYMENT PERIOD THAT THE
                        HIGH-SIDE REFERENCE RATE IS EQUAL TO OR LESS THAN THE
                        LOW-SIDE REFERENCE RATE, YOU WILL RECEIVE NO COUPON
                        PAYMENT.

Interest Payment        Quarterly, in arrears, on the last day of each February,
Dates:                  and the 30th day of each May, August, and November,
                        commencing February 28, 2010 and ending on the Maturity
                        Date (whether the Stated Maturity Date or an earlier
                        Redemption Date). If the Interest Payment Date is not a
                        New York or London business day, interest shall be paid on the next New York or London business day, without adjustment for period end dates and no interest shall be paid in respect of the delay.

Redemption:             Redeemable

Call Date(s):           Quarterly, in arrears, on the last day of each February,
                        and the 30th day of each May, August, and November, commencing February 28, 2010 and ending on the Maturity
                        Date (whether the Stated Maturity Date or an earlier
                        Redemption Date) with 10 Business Days notice.

Survivor's Option:      Not Applicable

Minimum                 $1,000 (except for certain non-U.S. investors for whom
Investment:             the minimum investment will be higher)

Denomination:           $1,000 (except for certain non-U.S. investors for whom
                        the denomination will be higher)

Clearance and           DTC global (including through its indirect participants
Settlement:             Euroclear and Clearstream, Luxembourg as described under
                        "Description of Debt Securities -- Ownership and
                        Book-Entry Issuance" in the accompanying prospectus).

CUSIP No:               78008HQS2

Currency:               U.S. dollars.

Listing: The notes will not be listed on any securities exchange or quotation system.

Terms Incorporated      All of the terms appearing above the item captioned
In the Master Note:     "Listing" on the cover page of this pricing supplement
                        and the terms appearing under the caption "General Terms of the Notes" in the product supplement with respect to notes dated February 25, 2009.

Your investment in the notes involves certain risks. See "Additional Risk Factors Specific to Your Notes" beginning on page PS-1of the product supplement to read about investment risks relating to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement. Any representation to the contrary is a criminal offense.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100.0000%        $17,750,000
Underwriting discounts and commission.................................................       4.6099%        $   818,250
Proceeds to Royal Bank................................................................      95.3901%        $16,931,750

We may use this pricing supplement in the initial sale of a note. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement, dated February 25, 2009 the accompanying prospectus, dated January 5, 2007 and the accompanying prospectus supplement, dated February 28, 2007. The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. You should carefully consider, among other things, the matters set forth under "Additional Risk Factors" in the product prospectus supplement and the matters set forth under "Risk Factors" in the prospectus supplement dated February 28, 2007. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated February 25, 2009:
     http://www.sec.gov/Archives/edgar/data/1000275/000121465909000396/
     0001214659-09-000396.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                             Historical Information

Historically, the reference rate has experienced significant fluctuations. Any historical upward or downward trend in the reference rate level during any period shown below is not an indication that level of the reference rate is more or less likely to increase or decrease at any time during the term of the Notes. The historical reference rate levels do not give an indication of future levels of the reference rate. Royal Bank cannot make any assurance that the future levels of the reference rate will result in holders of the Notes receiving interest payments at the specified coupon. The reference rate on November 25, 2009 was 2.32%. The graph below sets forth the historical performance of the reference rate from November 25, 1989 through November 25, 2009.


                          10 Year CMS minus 2 Year CMS
                                  1989 to 2009
                              (89/11/18 - 09/11/08)
                                 [CHART OMITTED]


Source: Bloomberg L.P.

---------------------------------------------------------------------------------------------------------------------
Historical Period
---------------------------------------------------------------------------------------------------------------------
Total number of days in the historical period                                                         7,306 days
---------------------------------------------------------------------------------------------------------------------
Number of days the high-side reference rate was greater than the low-side reference rate              7,273 days
---------------------------------------------------------------------------------------------------------------------
Number of days the high-side reference rate was less than or equal to the low-side reference rate      33 days
---------------------------------------------------------------------------------------------------------------------

The historical performance shown above is not indicative of future performance. The level of the high-side reference rate may be less than or equal to the low-side reference rate on one or more specific interest determination dates during the variable interest rate period even if the level has been generally positive in the past, and may be in the future for extended periods of time. If the high-side reference rate is equal to or lower than the low-side reference rate on any interest determination date, you will not receive any interest for the related interest payment period.

Hypothetical Examples

The table below presents examples of hypothetical interest that would accrue on the notes during the variable interest rate period. The example below is for purposes of illustration only. The actual interest payments will depend on the actual difference between the high-side and low-side reference rates on each interest determination date. The applicable interest rate for each interest payment period will be determined on a per-annum basis but will apply only to that interest payment period. Whether or not you would receive interest at the hypothetical interest rates below would depend on whether or not we determine to exercise our redemption right prior to the interest payment period in which such interest rates would take effect.

                     Hypothetical Difference between the
   Example                          High-                           Hypothetical Interest Rate       Hypothetical Quarterly
                     Side minus Low-Side Reference Rates                   (per annum)                   Interest Payment
      1                            -2.00%                                     0.00%                           $0.00
      2                            -1.85%                                     0.00%                           $0.00
      3                            -1.70%                                     0.00%                           $0.00
      4                            -1.55%                                     0.00%                           $0.00
      5                            -1.40%                                     0.00%                           $0.00
      6                            -1.25%                                     0.00%                           $0.00
      7                            -1.10%                                     0.00%                           $0.00
      8                            -0.95%                                     0.00%                           $0.00
      9                            -0.80%                                     0.00%                           $0.00
     10                            -0.65%                                     0.00%                           $0.00
     11                            -0.50%                                     0.00%                           $0.00
     12                            -0.35%                                     0.00%                           $0.00
     13                            -0.20%                                     0.00%                           $0.00
     14                            -0.05%                                     0.00%                           $0.00
     15                             0.10%                                     0.40%                           $1.00
     16                             0.25%                                     1.00%                           $2.50
     17                             0.40%                                     1.60%                           $4.00
     18                             0.55%                                     2.20%                           $5.50
     19                             0.70%                                     2.80%                           $7.00
     20                             0.85%                                     3.40%                           $8.50
     21                             1.00%                                     4.00%                          $10.00
     22                             1.15%                                     4.60%                          $11.50
     23                             1.30%                                     5.20%                          $13.00
     24                             1.45%                                     5.80%                          $14.50
     25                             1.60%                                     6.40%                          $16.00
     26                             1.75%                                     7.00%                          $17.50
     27                             1.90%                                     7.60%                          $19.00
     28                             2.05%                                     8.20%                          $20.50
     29                             2.20%                                     8.80%                          $22.00
     30                             2.35%                                     9.40%                          $23.50
     31                             2.50%                                    10.00%                          $25.00
     32                             2.65%                                    10.00%                          $25.00
     33                             2.80%                                    10.00%                          $25.00
     34                             2.95%                                    10.00%                          $25.00
     35                             3.10%                                    10.00%                          $25.00
     36                             3.25%                                    10.00%                          $25.00

                                  RISK FACTORS

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in Redeemable Leveraged Steepener Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 10 Year CMS and 2 Year CMS and other events that are difficult to predict and beyond the issuer's control. This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying product prospectus supplement, prospectus supplement and prospectus. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

The Amount Of Interest Payable On The Notes Is Uncertain And Could Be 0.00%. During the variable interest rate period, the amount of interest payable on the notes in any interest payment period will be dependent on whether and the extent to which 10 Year CMS is greater than 2 Year CMS on the related interest determination date. If 2 Year CMS is greater than or equal to 10 Year CMS on any interest determination date, the rate of interest payable for the related interest payment period will be 0%. As a result, the effective yield on the notes may be less than what would be payable on conventional, fixed-rate redeemable notes of the issuer of comparable maturity. The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

The Amount Of Interest Payable On The Notes In Any Payment Period Is Capped. The interest rate on the notes for each quarterly interest payment period during the variable interest rate period is capped for that period at the maximum interest rate of 10% per annum, and, due to the leverage factor, you will not get the benefit of any increase in the difference between the high-side and low-side reference rate above the level of 2.50% on any interest determination date (equal to a maximum quarterly interest payment of $25.00 for each $1,000 stated principal amount of notes). Accordingly, you could receive less than 10% per annum interest for any given full year even when the difference between the high-side and low-side reference rates increase substantially in a quarterly interest payment period during that year if the difference between the high-side and low-side reference rates in the other period in that year do not also increase substantially, as you will not receive the full benefit of the outperforming period due to the interest rate cap.

Early Redemption Risk. Royal Bank retains the option to redeem the notes on any interest reset date on or after February 28, 2010. It is more likely that Royal Bank will redeem the notes prior to their stated maturity date to the extent that the difference between the high-side and low-side reference rates during the term of the notes results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you will receive no further benefit from the leverage factor and you may have to re-invest the proceeds in a lower interest rate environment.

The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased. Some of these factors include, but are not limited to: (i) changes in the levels of 10 Year CMS and 2 Year CMS, (ii) volatility of 10 Year CMS and 2 Year CMS, (iii) changes in U.S. interest and swap rates, (iv) any actual or anticipated changes in Royal Bank's credit ratings or credit spreads, and (v) time remaining to maturity. Primarily, to the extent that the difference between the high-side and low-side reference rates remains less than or equal to 0.00%, the market value of the notes may decrease and you are likely to receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

Investors Are Subject To Our Credit Risk, And Our Credit Ratings And Credit Spreads May Adversely Affect The Market Value Of The Notes. Investors are dependent on Royal Bank's ability to pay all amounts due on the notes on interest payment dates, redemption dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market's view of Royal Bank's creditworthiness. Any decline in Royal Bank's credit ratings or increase in the credit spreads charged by the market for taking Royal Bank's credit risk is likely to adversely affect the market value of the notes.

The Inclusion Of Commissions And Projected Profit From Hedging In The Original Issue Price Is Likely To Adversely Affect Secondary Market Prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Royal Bank is willing to purchase notes in secondary market transactions will likely be lower than the Principal Amount, since the Principal Amount will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the cost of hedging Royal Bank's obligations under the notes. The cost of hedging includes the projected profit that Royal Bank or its affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Royal Bank, as a result of dealer discounts, mark-ups or other transaction costs.

The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Royal Bank or its affiliates. may, but are not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Royal Bank or its affiliates are willing to transact. If at any time Royal Bank or its affiliates were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

Royal Bank Or Its Affiliates Are Market Participants. Royal Bank or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interests rates generally or each of the components making up the reference index specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

The Historical Performance Of 10 Year CMS And 2 Year CMS is Not An Indication Of Their Future Performance. Historical performance of 10 Year CMS and 2 Year CMS should not be taken as an indication of the future performance during the term of the notes. Changes in the levels of 10 Year CMS and 2 Year CMS will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the level of the reference index will be positive on any interest determination date during the variable interest rate period. Furthermore, the historical performance of the difference between the high-side and low-side reference rates does not reflect the return the notes would have had because it does not take into account the leverage factor or Royal Bank's redemption right.

         SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

--------------------------------------------------------------------------------
The following is a general description of certain U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the notes and receiving payments of interest, principal and/or other amounts under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.
--------------------------------------------------------------------------------



     The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus, prospectus supplement and product prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). It applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus.

     This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

     Your notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for U.S. federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of your notes over their term based on the comparable yield for the notes and pay tax accordingly. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be, and the requirement to accrue interest based on the comparable yield of your notes could possibly have the effect of requiring you to include amounts in income in respect of the notes prior to your receipt of cash attributable to that income. Any gain you may recognize on the sale or maturity of your notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of your notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the notes and thereafter would be capital loss. If you are a secondary purchaser of the notes, the tax consequences to you may be different. You will also recognize gain or loss to the extent that the projected amount of a contingent payment differs from the actual payment on the notes.

     For a further discussion of the tax treatment of your notes, including information regarding obtaining the comparable yield for your notes, please see the discussion under the heading "Supplemental Discussion of Federal Income Tax Considerations--When the term of your notes exceeds one year--Rules Applicable to Notes Treated as Contingent Payment Debt Obligations" in the accompanying product prospectus supplement.



                        Supplemental Plan of Distribution

     We expect that delivery of the notes will be made against payment for the notes on November 30, 2009, which is the 2nd business day following the Pricing Date (this settlement cycle being referred to as "T+2"). See "Supplemental Plan of Distribution" in the prospectus supplement dated February 28, 2007.

       No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                   $17,750,000

                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

           Redeemable Leveraged Steepener Notes, Due November 30, 2029


                                November 25, 2009